January 12, 2012

To:           MainGate Trust
c/o Board of Trustees
6075 Poplar Avenue, Suite 402
Memphis, Tennessee  38119

Dear Sirs

We have been engaged as the sole investment adviser to the MainGate MLP Fund (the “Fund”), the initial series of MainGate Trust, a Delaware business trust (the “Trust”), pursuant to the Investment Advisory Agreement approved by the Trust’s Board of Trustees on January 10, 2011.

Effective as of March 31, 2012, we hereby agree to waive our advisory fee and/or reimburse certain operating expenses of the Fund, but only to the extent necessary so that the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); taxes, including accrued deferred tax liability; any indirect expenses, such as such as acquired fees and expenses; 12b-1 fees, and extraordinary expenses, do not exceed 1.50% of the average daily net assets of each class of the Fund.

Any payment by us of the Fund’s organizational, offering or operating expenses is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the payment was made; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

This Agreement shall continue in place through March 31, 2013.  The Board of Trustees has sole authority to terminate the expense cap prior to its expiration and to approve recoupment payments.  We understand that we may not terminate this agreement prior to this date, except that we may voluntarily agree to lower the expense cap.

              Very truly yours,

              CHICKASAW CAPITAL MANAGEMENT, LLC

              By: /s/Geoffrey Mavar
              Principal

              Acceptance

The foregoing is hereby accepted.

              MAINGATE TRUST

              By: /s/Matthew Mead
              Chief Executive Officer